Intersections Inc.

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

BY EDGAR

September 17, 2009

Mr. Craig Wilson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 10, 2009
Form 8-K Filed August 11, 2009
File No. 0-50580

Ladies and Gentlemen:

Reference is made to your letter dated September 11, 2009, addressed to Michael Stanfield, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (the “Company”) with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of September 16, 2009 between Madalyn Behneman, the Company’s Senior Vice President and Principal Financial and Accounting Officer, and Kari Jin, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to October 13, 2009. We appreciate the staff’s accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-6161.

Very truly yours,

/s/ Neal Dittersdorf

Neal Dittersdorf

Chief Legal Officer and Chief Administrative Officer